

November 21, 2012

<u>Via E-mail</u>
Mr. Roland O. Burns
Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

      Re: **Comstock Resources, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 27, 2012
               Form 10-Q for the Quarter Ended June 30, 2012
               Filed August 3, 2012
               Form 10-Q for the Quarter Ended September 30, 2012
               Filed November 2, 2012
               Response Letter Dated October 11, 2012
               File No. 001-03262

Dear Mr. Burns:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies, page 51

Impairment of Oil and Gas Properties, page 52

1.   We note the discussion of prices used to estimate cash inflows for purposes of testing your oil and gas properties for impairment. Separately, we note the discussion appearing under Note 2, Acquisition and Disposition of Oil and Gas Properties, page F-15, of prices used to determine the fair value of the properties acquired as part of the Delaware Basin acquisition. Explain to us, in reasonable detail, how the price assumptions used in your impairment testing compare to those used to value the acquired properties. Additionally, explain to us how the pricing assumptions used for your impairment testing compare to those used for purposes of preparing any operating or capital budgets. To the extent that the assumptions used for purposes of valuing the acquired properties or preparing budgets differ from those used for purposes of impairment testing, explain to us how you considered the guidance in FASB ASC paragraph 360-10-35-30.

Form 10-Q for the Quarter Ended June 30, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 9

Property and Equipment, page 10

2.   Within your response to prior comment two you state that your procedures to assess asset impairment include the use of price forecasts that are different from those used in estimating oil and natural gas reserves quantities. In addition, you state "the proved undeveloped reserves that were uneconomic at the prices used to determine the quantities of oil and natural gas reserves as of June 30, 2012 remained economic based upon the escalated price forecasts used for impairment testing. Accordingly, these proved undeveloped reserves were reclassified as probable reserves, and after risk adjusting these reserves, the estimated combined future undiscounted value of proved and risk adjusted probable reserves for most of these field areas exceeded the net book value of assets."

        FASB ASC 932-360-35-8 specifically states that undiscounted future cash flows shall be based on total proved and risk adjusted probable and possible *reserves*. For impairment testing purposes we would expect you to utilize only reserve quantities that are economically producible. As indicated in the definition of proved reserves at FASB ASC 932-10-S99-1(a)(22), you must use the 12 month average price to determine whether given quantities are economically producible. Similarly, the answer to question 122.01

of the Compliance and Disclosure Interpretations requires the use of the 12 month average price to determine probable and possible reserve quantities.

As a company that applies the successful efforts method, you may assess your oil and gas properties for impairment using escalating prices to calculate future undiscounted cash flows; however, the reserves used in your calculation must be determined using the 12 month average price.

Please assess your oil and gas properties for impairment using this guidance and detail how its application would impact your previously issued financial statements and related disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant